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                            January 17, 2023

       David Rockecharlie
       Chief Executive Officer and Director
       Crescent Energy Company
       600 Travis Street, Suite 7200
       Houston, Texas 77002

                                                        Re: Crescent Energy
Company
                                                            Registration
Statement on Form S-3
                                                            Filed January 6,
2023
                                                            File No. 333-269152

       Dear David Rockecharlie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios, Staff Attorney, at (202) 551-8770 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Jackson A. O'Maley,
Esq.